Exhibit (a)(1)(K)

ALTICE USA ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

NEW YORK (December 28, 2020) -- Altice USA, Inc. (NYSE: ATUS) (“Altice USA” or the “Company”) announces today the final results of its modified “Dutch auction” tender offer to repurchase up to $2.5 billion of its Class A common stock which expired at one (1) minute after 11:59 p.m., New York City time, on Monday, December 21, 2020. Based on the final count by American Stock Transfer & Trust Company, LLC (“AST”), the Depositary for the tender offer, 64,613,479 shares of Class A common stock were properly tendered and not properly withdrawn at or below the final purchase price of $36.00 per share, including shares that were tendered through notices of guaranteed delivery.

In accordance with the terms and conditions of the tender offer, the Company has accepted for payment 64,613,479 shares of Class A common stock, including all “odd lots” properly tendered, at the final purchase price of $36.00 per share, for an aggregate purchase price of approximately $2.33 billion (excluding fees and expenses relating to the tender offer). These shares represent approximately 18.2% of the Company’s issued and outstanding shares of Class A common stock (or 12.0% of the Company’s total outstanding shares including both Class A and Class B common stock) as of December 21, 2020.

AST will promptly pay for the shares accepted for purchase and will promptly return any other shares tendered and not purchased.

The Information Agent for the Offer was D.F. King & Co., Inc. Goldman Sachs & Co. LLC acted as Financial Advisor to the Company in connection with the Offer.

About Altice USA

Altice USA is one of the largest broadband communications and video services providers in the United States, delivering broadband, video, mobile, proprietary content and advertising services to more than 5 million residential and business customers across 21 states through its Optimum and Suddenlink brands. The company operates a4, an advanced advertising and data business, which provides audience-based, multiscreen advertising solutions to local, regional and national businesses and advertising clients. Altice USA also offers hyper-local, national, international and business news through its News 12, Cheddar and i24NEWS networks.

Contacts

Altice USA Investor Relations

Nick Brown: +1 917 589 9983 / nick.brown@alticeusa.com

Cathy Yao: +1 347 668 8001 / cathy.yao@alticeusa.com

Altice USA Communications

Lisa Anselmo: +1 516 279 9461 / lisa.anselmo@alticeusa.com